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UN
SECURITIES AND
Washi

15047651

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIPPS DESANTO & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 TOWERS CRESCENT DRIVE, SUITE 1200
(No. and Street)

TYSONS CORNER (City) VA (State) 22182 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KIPPS 703-442-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100 (Address) ATLANTA (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KIPPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIPPS DESANTO & COMPANY, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELICA HELENA ROY
Notary Public
Commonwealth of Virginia
Reg. # 7610129
My Commission Expires November 30, 2018

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIPPSDESANTO & COMPANY

Financial Statements
For the Fiscal Year End December 31, 2014
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
KippsDeSanto & Company

We have audited the accompanying financial statements of KippsDeSanto & Company which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. KippsDeSanto & Company management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KippsDeSanto & Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of KippsDeSanto & Company financial statements. The information is the responsibility of KippsDeSanto & Company management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 25, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

KIPPSDESANTO & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	2,169,425
Accounts Receivable		77,318
Prepaid Expense		114,051
Deposits		203,454
Office furniture and equiment, net of accumulated depreciation of $371,717		552,633
Total assets	$	3,116,881

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	139,329
Accrued rent		292,552
Accrued compensation		56,131
Deferred revenue		50,895
Total Liabilities	$	538,907
STOCKHOLDERS' EQUITY		2,577,974
Total Liabilities and Stockholders' Equity	$	3,116,881

The accompanying notes are an integral part of these financial statements.

KIPPSDESANTO & COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES		
Investment banking	$	9,874,350
Other income		287,946
Interest income		6,957
Total revenue		10,169,253
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation, benefits and bonuses		7,203,319
Occupancy and equipment		673,481
Travel, meals, entertainment		376,370
Advertising and marketing		310,805
Professional services		293,260
IT, data, and communications		100,518
License and registration		45,028
Other operating expenses		406,663
Total expenses		9,409,444
NET INCOME	$	759,809

The accompanying notes are an integral part of these financial statements.

KIPPSDESANTO & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, December 31, 2013	$	1,783,686
Net Income		759,809
Stock option compensation		34,479
Balance, December 31, 2014	$	2,577,974

The accompanying notes are an integral part of these financial statements.

KIPPSDESANTO & COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	759,809
Adjustments to reconcile net income to net cash provided by operations:		
Stock option compensation		34,479
Depreciation and amoritization		130,409
Loss on disposal of equipment		650
Change in accounts receivable		19,701
Change in prepaid expenses		(62,030)
Change in deposits		47,602
Change in accounts payable and accrued expenses		30,107
Change in accrued rent		97,158
Change in accrued compensation		(15,866)
Change in deferred revenue		36,272
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,078,291
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office furniture and equipment		(23,549)
NET CASH USED BY INVESTING ACTIVITIES		(23,549)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,054,742
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		1,114,683
End of year	$	2,169,425
SUPPLEMENTAL CASH FLOW INFORMATION		
Stock option compensation expense	$	34,479

The accompanying notes are an integral part of these financial statements.

KIPPSDESANTO & COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: KippsDeSanto & Company (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority.

The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed insured limits.

Income Taxes: The Company is taxed as an S corporation. Therefore the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees are recorded upon settlement.

Deferred Revenues: Deferred revenues arising from non-refundable retainers are recognized as revenues when considered earned.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivables are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Date of Management's Review: Subsequent events were evaluated through February 25, 2015, which is the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,686,650, which was $1,657,766 in excess of its required net capital of $28,884 and its ratio of aggregate indebtedness to net capital was .25 to 1.0.

NOTE 3 - CONCENTRATIONS

Approximately 54% of the investment banking revenues were earned from four clients in 2014.

NOTE 4 - LEASE

The Company has leases for office premises that expire in March 2024.

The future minimum lease payments under the office premises leases are approximately as follows:

2015	$	536,000
2016		551,000
2017		566,000
2018		582,000
2019		598,000
Thereafter		2,730,000
Total	$	5,563,000

NOTE 5 - STOCK OPTION PLAN

The Company has a stock option and equity plan whereby shares of the Company's common stock are reserved for grants to employees of the Company. The options outstanding at December 31, 2014 vest at 25% annually on the fifth, sixth, seventh and eighth anniversaries of the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant by management.

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures under SFAS No. 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income if the fair value based method had been applied to all outstanding and unvested awards in 2014:

Net income, as reported	$	759,809
Add: Stock-based employee compensation expense related to option grants included in reported net income		34,479
Deduct: Total stock-based employee compensation expense determined under the fair value based method		-
Pro forma net income	$	794,288

In 2014 the net compensation expense charged to income was $34,479. Total compensation cost to be recognized in future years for options outstanding at December 31, 2014 is approximately the following:

2015	$	37,617
2016		37,617
2017		33,730
2018		33,730
2019		24,230
2020		17,202
2021		13,581
2022		1,833

A summary of the Company's stock options granted to employees and related information is as follows:

	Number of Shares	Exercise Price Per Share		Weighted Average Exercise Price
Outstanding at December 31, 2013	182,917		$	4.27
Granted during 2014:	65,000	4.45		4.45
Outstanding at December 31, 2014	247,917		$	4.32

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company sponsors a Safe Harbor 401(k) plan benefiting employees who have attained age 21 and service requirement of 1,000 hours of service in a one-year computation period. The 401(k) plan includes a safe harbor matching contribution. For the year, the Company contributed approximately $112,000 to the plan which is included in employee compensation and benefits in the statement of income.

NOTE 7 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

KIPPSDESANTO & COMPANY

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:	
Total stockholders' equity	$ 2,577,974
Add deferred employee compensation	56,131
	2,634,105
Less non-allowable assets:	
Accounts receivable, net of related deferred revenue	77,318
Prepaid expenses and deposits	317,504
Property and equipment	552,633
	947,455
Less haircuts	-
Net capital	1,686,650
Less minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	28,884
Excess net capital	$ 1,657,766
Aggregate indebtedness (liabilities less deferred compensation and deferred revenue)	$ 433,257
Ratio of aggregate indebtedness to net capital	25.69%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PARTIIA OF FORMX-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2014 and net capital as reported above.

KIPPSDESANTO & COMPANY

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
KippsDeSanto & Company

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) KippsDeSanto & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which KippsDeSanto & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) KippsDeSanto & Company stated that KippsDeSanto & Company met the identified exemption provisions throughout the most recent fiscal year without exception. KippsDeSanto & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KippsDeSanto & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

KippsDeSanto
INVESTMENT BANKING

8000 Towers Crescent Drive, Suite 1200
Tysons Corner, VA 22182
P 703.442.1400 F 703.442.1498
www.kippsdesanto.com

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 2, 2015

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

KippsDeSanto & Company is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Robert Kipps

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

KIPPSDESANTO & COMPANY
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders of KippsDeSanto & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by KippsDeSanto & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating KippsDeSanto & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). KippsDeSanto & Company's management is responsible for KippsDeSanto & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Companies Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051183
KIPPS DESANTO & COMPANY
800 TOWERS CRESCENT DRIVE
SUITE 1200
TYSONS CORNER, VA 22182

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $24,703

B. Less payment made with SIPC-6 filed (exclude interest) (12,449)
7/25/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 12,254

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $12,254

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $12,254

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KIPPS DESANTO & COMPANY
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 30th day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 20 14
and ending DEC 31, 20 14
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $10,169,253

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reimbursed out of pocket expenses 287,946

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 287,976

2d. SIPC Net Operating Revenues $9,881,307

2e. General Assessment @ .0025 $24,703

(to page 1, line 2.A.)